UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
HAMPSHIRE GROUP, LIMITED
(Name of Subject Company (issuer))
NAF ACQUISITION CORP.
(Offeror)
A Wholly-Owned Subsidiary of
NAF HOLDINGS II, LLC
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.10 per Share
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Efrem Gerszberg, Manager
NAF Holdings II, LLC
111 North Market—Suite 1300
Wilmington, DE 19890
(302) 651-8314
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing persons))
Copies to:
Frank E. Lawatsch, Jr., Esq.
Scott Warren Goodman, Esq.
Day Pitney LLP
7 Times Square
New York, NY 10036
Calculation of Filing Fee:

Transaction valuation(1)	Amount of filing fee(2)
$30,353,865.75	$1,192.91

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation assumes the purchase of all outstanding common shares of Hampshire Group, Limited (“Hampshire”), par value $0.10 (the “Shares”), at a purchase price of $5.55 per Share, net to the holder thereof in cash. According to Hampshire, as of the close of business on October 31, 2008, 5,469,165 Shares were issued and outstanding.

(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act by multiplying the transaction valuation by 0.0000393.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,192.91 Form or Registration No.: SC-TO Filing Party: NAF Holdings II, LLC and NAF Acquisition Corp. Date Filed: February 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEMS 1 THROUGH 11
ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-99.A.1.XI: PRESS RELEASE
EX-99.D.II: AMENDMENT TO AGREEMENT AND PLAN OF MERGER

     This Amendment No. 3 to Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2009, amends and supplements the Tender Offer Statement filed under cover of Schedule TO filed with the SEC on February 27, 2009, as amended by Amendment No. 1 thereto filed with the SEC on March 31, 2009, and as further amended by Amendment No. 2 thereto filed with the SEC on April 1, 2009 (the “Schedule TO”). This Amendment relates to the offer (the “Offer”) by NAF Acquisition Corp. (“NAF Acquisition Corp.”), a Delaware corporation and wholly-owned subsidiary of NAF Holdings II, LLC (“NAF”), a Delaware limited liability company, to purchase all outstanding shares of common stock, par value $0.10 per share (“Common Stock”) (such shares of Common Stock, the “Shares”), of Hampshire Group, Limited, a Delaware corporation (“Hampshire”), at a purchase price of $5.55 per Share net to the holder thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 (the “Offer to Purchase”), a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(i) as previously amended and supplemented and in the related Letter of Transmittal, a copy of which was previously filed with the Schedule TO as Exhibit (a)(1)(ii). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule TO.
     The information set forth in the Schedule TO is incorporated into this Amendment by reference to all of the applicable items in the Schedule TO, except to the extent that such information is amended and supplemented as specifically provided in this Amendment. You should read this Amendment together with the Schedule TO.

ITEMS 1 THROUGH 11.
Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:
1.	The Offer is extended until 12:00 Midnight, New York City time, on Friday, April 24, 2009.

2.	On April 20, 2009, NAF, NAF Acquisition and Hampshire entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Amendment to the Tender Offer Agreement”). The full text of the Amendment to the Tender Offer Agreement is attached hereto as Exhibit (d)(ii) and is incorporated herein by reference.

3.	Pursuant to the Amendment to the Tender Offer Agreement, the date after which either NAF or Hampshire may terminate the Tender Offer Agreement at any time was changed to April 26, 2009.

4.	Pursuant to the Amendment to the Tender Offer Agreement, the references to “June 23, 2009” in the following paragraphs are hereby replaced with “April 26, 2009”: (i) following the information provided in the “Questions and Answers about the Offer” in the Offer to Purchase under the caption “Can the Offer be extended and under what circumstances?”, (ii) in the fifth paragraph of Section 1. “Terms of the Offer”, (iii) in the second paragraph of Section 4. “Rights of Withdrawal”, and (iv) in Section 10. “Purpose of the Offer; Plans for Hampshire; The Tender Offer Agreement” under the caption “Termination of the Tender Offer Agreement”.

5.	The following paragraph is added as a new paragraph: (i) following the information provided in the “Summary Term Sheet” in the Offer to Purchase under the caption “The Offer; The Offer Price”, (ii) following the information provided in the “Questions and Answers about the Offer” in the Offer to Purchase under the caption “What are the most significant conditions of the Offer?”, (iii) following the last paragraph of Section 11. “Source and Amount of Funds in the Offer to Purchase”, and (iv) following the last paragraph of Section 12. “Certain Conditions of the Offer” in the Offer to Purchase:
“Pursuant to the Amendment to the Tender Offer Agreement, the requirement that an amount of funds of no less than $38,000,000 (less certain amounts designated by NAF) be available in Hampshire’s accounts or deposited into escrow at the expiration of the Offer as a condition to the Offer was reduced to an amount of funds of no less than $37,000,000 (less certain amounts designated by NAF).”
6.	The following new paragraph is added to Section 10. “Purpose of the Offer; Plans for Hampshire; The Tender Offer Agreement,” in the Offer to Purchase following the last paragraph under the caption “Representations and Warranties”:
“Pursuant to the Amendment to the Tender Offer Agreement, NAF and NAF Acquisition made representations to Hampshire that certain representations and warranties made by NAF and NAF Acquisition as of February 23, 2009 in the Tender

Offer Agreement were true and correct as of April 20, 2009. Hampshire also made additional representations and warranties with respect to the aggregate amounts of outstanding reimbursement obligations pursuant to letters of credit as of April 20, 2009.
7.	The following new paragraph is added to Section 10. “Purpose of the Offer; Plans for Hampshire; The Tender Offer Agreement,” in the Offer to Purchase following the last paragraph under the caption “Effects of Termination of the Tender Offer Agreement”:
“Pursuant to the Amendment to the Tender Offer Agreement, Hampshire is obligated to reimburse NAF and NAF Acquisition for all expenses incurred by them in the event that the Tender Offer Agreement is terminated (i) by NAF Acquisition Corp. or Hampshire pursuant to paragraph (b)(1) set forth in “Termination of the Tender Offer Agreement” above and the Offer shall have expired or been terminated in accordance with the terms hereof without NAF Acquisition Corp. having accepted for payment any Shares pursuant to the Offer and all conditions set forth under “THE TENDER OFFER — Section 12. Certain Conditions to the Offer”, other than the Minimum Tender Condition or the requirement that Hampshire have $37,000,000 available in Hampshire’s accounts or deposited into escrow at the expiration of the Offer, have been satisfied, or (ii) by NAF Acquisition Corp. pursuant to (A) paragraph (b)(2) set forth in “Termination of the Tender Offer Agreement” or (B) paragraph (c)(2) set forth in “Termination of the Tender Offer Agreement”, subject to a cap of $1,000,000 provided that: (x) neither NAF nor NAF Acquisition Corp. is in breach of the Tender Offer Agreement and (y) no Acquiror Material Adverse Effect has occurred and is continuing at the time of such terminations.”
Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text that:
     On April 20, 2009, NAF Holdings II, LLC and Hampshire Group Limited issued a press release announcing that NAF Holdings II, LLC had extended its previously announced tender offer, through its wholly-owned subsidiary, NAF Acquisition Corp., for all outstanding shares of common stock of Hampshire Group, Limited (Pink Sheets: HAMP.PK) until 12:00 Midnight, New York City time, on Friday, April 24, 2009. The depositary for the offer has advised that, as of 5:01 P.M., New York City time, on Friday, April 17, 2009, an aggregate of approximately 4,673,376 shares of Hampshire common stock had been tendered into, and not withdrawn from, the tender offer.
     The full text of the press release is attached hereto as Exhibit (a)(1)(xi) and is incorporated herein by reference.
ITEM 12.    EXHIBITS.
     Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(i)	Offer to Purchase dated February 27, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.*

(a)(1)(viii)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(ix)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, relating to the Expiration Time of the Offer.*

(a)(1)(x)	Press release by NAF Holdings II, LLC dated April 1, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(xi)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated April 20, 2009, announcing the amendment to the Agreement and Plan of Merger and the extension of the Expiration Time of the Offer.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.*

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 20, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.

(d)(iii)	None.

(g)	None.

(h)	None.

*	Previously filed

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAF HOLDINGS II, LLC

By:	/s/ EFREM GERSZBERG

Name:	EFREM GERSZBERG
Title:	MANAGER

NAF ACQUISITION CORP.

By:	/s/ EFREM GERSZBERG

Name:	EFREM GERSZBERG
Title:	PRESIDENT
Date: April 20, 2009

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase dated February 27, 2009.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Press release by Hampshire Group, Limited dated February 24, 2009, announcing execution of the Tender Offer Agreement by NAF Holdings II, LLC, NAF Acquisition Corp. and Hampshire Group, Limited.*

(a)(1)(viii)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(ix)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated March 30, 2009, relating to the Expiration Time of the Offer.*

(a)(1)(x)	Press release by NAF Holdings II, LLC dated April 1, 2009, announcing extension of the Expiration Time of the Offer.*

(a)(1)(xi)	Press release by NAF Holdings II, LLC and Hampshire Group, Limited, dated April 20, 2009, announcing the amendment to the Agreement and Plan of Merger and the extension of the Expiration Time of the Offer.

(b)	None.

(d)(i)	Agreement and Plan of Merger, dated as of February 23, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.*

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 20, 2009 by and among NAF Holdings, LLC, NAF Acquisition Corp., and Hampshire Group, Limited.

(d)(iii)	None.

(g)	None.

(h)	None.

*	Previously filed